UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. __)*

RAND CAPITAL CORPORATION
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

752185108
(CUSIP Number)

February 14, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

( ) Rule 13d-1(b)
(x) Rule 13d-1(c)
( ) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting
Persons initial filing on this form with respect to the subject class of
securities, and for any subsequent amendment containing information
which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be
deemed to be filed for the purpose of Section 18 of the Securities Exchange
Act of 1934 (Act) or otherwise subject to the liabilities of that section
Of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

1.   Names of Reporting Persons:

        Utility Service Holding Company, Inc. (USHC)

2.   Check the Appropriate Box if a Member of a Group (1)
        (A) ( )
        (B) ( )

4686682

3.   SEC use Only

4.   Citizenship or Place of Organization:

        Delaware

Number of   5. Sole Voting Power: 742,977 shares
Shares
Beneficially   6. Shared Voting Power: 0 shares
Owned by
Each   7. Sole Dispositive Power: 0 shares
Reporting
Person With: 8. Shared Dispositive Power: 742,977 shares

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

        742,977

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares: ( )

11.   Percent of Class Represented by Amount in Row (9)

        10.90%

12.   Type of Reporting Person

        CO

Item 1. (a) Name of Issuer

        RAND CAPITAL CORPORATION

Item 1. (b) Address of Issuers Principal Executive Offices

        2200 Rand Building
        Buffalo, NY 14203

Item 2. (a) Name of Person Filing:

        Utility Service Holding Company, Inc.

Item 2(b). Address or Principal Business Office, or, if none, Residence:

        P.O. Box 120, Warthen, GA 31094

Item 2(c). Citizenship:

4686682

Delaware, USA

Item 2.   (d)   Title of Class of Securities:

Common Stock, $0.10 par value

Item 2.   (e)   CUSIP No.:

752185108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or
13d-2(b) or (c), check whether the person filing is a:

Not Applicable

(a)   ( ) Broker or dealer registered under Section 15 of the Act
           (15 U.S.C. 78o);

(b)   ( ) Bank as defined in Section 3(a)(6) of the Act
           (15 U.S.C. 78c);

(c)   ( ) Insurance company as defined in Section 3(a)(19) of the Act
           (15 U.S.C. 78c);

(d)   ( ) Investment company registered under Section 8 of the
           Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)   ( ) An investment adviser in accordance with
           Section 240.13d-1(b)(1)(ii)(E);

(f)   ( ) An employee benefit plan or endowment fund in accordance with
           Section 240.13d-1(b)(1)(ii)(F);

(g)   ( ) A parent holding company or control person in accordance
           Section 240.13d-1(b)(1)(ii)(G);

(h)   ( ) A savings association as defined in Section 3(b) of the
           Federal Deposit Insurance Act (12 U.S.C. 1813);

Item 4. Ownership.

(a)   Amount beneficially owned: 742,977 shares

(b)   Percent of class: 10.90%

(c)   Number of shares as to which the person has:

       (i) Sole power to vote or to direct the vote: 742,977 shares

(ii) Shared power to vote or to direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of:
0 shares

(iv) Shared power to dispose or to direct the disposition of:
742,977 shares

Item 5. Ownership of Five Percent or Less of a Class

Not applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ( )

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certification pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2013

Utility Service Holding Company, Inc.

/s/ Carl S. Cummings, Sr.

By: Carl S. Cummings, Sr.
Title: President